Höganäs

Date/Datum: 02 January 2008

Our ref./Unser Zeichen: /ch

Your letter/Ihre Nachricht vom

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08000274

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

SUPPL

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

Encl. Press release

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon: +46 42 33 80 00

Telefax: +46 42 33 83 60

Telex: 72368 HBADMS

Srini V. Srinivasan appointed as Managing Director of Höganäs India Ltd

Höganäs AB today announces that Srini V. Srinivasan will join Höganäs India Ltd, as Managing Director with effect from 2 January, 2008. He brings a substantial track record from sales, manufacturing and general management, both within and outside the powder metals industry. Mr Srinivasan comes most recently from GKN Sintermetals Ltd. India where he was the Managing Director. Mr Srinivasan has also an extensive experience in international business as well as extensive strategic, analytical and leadership skills. Mr Srinivasan will also be a member of the Höganäs Group Management.

Commenting on the appointment, Alrik Danielson, Chief Executive Officer of Höganäs AB, said: "We are extremely pleased to have secured someone of Srini's talent and competence. He brings with him all the skill sets required to take Höganäs to new levels in India and I know that he will be a valuable member of the Group Management."

Srini V. Srinivasan commented: "I am very much looking forward to leading Höganäs India in this phase of fast development and of increased market and customer orientation in a growing economy. The Höganäs Group is a global leader in a large segment of the business I am familiar with. I am quite excited about the prospects to contribute and participate in execution of Höganäs AB's vision and global strategy."

Enquiries:
HÖGANÄS AB (publ)
Alrik Danielson
President & Chief Executive Officer

Anders Andersson
Human Resources Director

Höganäs AB (publ)
Corporate Communications

Höganäs, Sweden, 2 January 2008

END